Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Hilb Rogal & Hobbs Company that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-152560) and related Prospectus of Willis Group Holdings Limited for the registration of 29,462,196 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2008, with respect to the consolidated financial statements and schedule of Hilb Rogal & Hobbs Company and the effectiveness of internal control over financial reporting of Hilb Rogal & Hobbs Company included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Richmond, Virginia
August 20, 2008